

September 15, 2014

Via U.S. mail
Mr. Paul K. Ito
Senior Vice President, Chief Financial Officer, Treasurer and Controller
Alexander & Baldwin, Inc.
822 Bishop Street
P.O. Box 3440
Honolulu, Hawaii 96801

> **Re: Alexander & Baldwin, Inc.**
> **Form 10-K for the year ended December 31, 2013**
> **Filed on March 3, 2014**
> **File No. 001-35492**

Dear Mr. Ito:

We have reviewed your response letter dated August 29, 2014 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the period ended March 31, 2014

Financial Statements

Notes to Condensed Consolidated Financial Statements, page 6

(12) Income Taxes, page 13

1.   We note your response to our prior comment four. Please clarify for us what new information was received in 2013 that was not available as of December 31, 2012. Additionally, please expand your materiality analysis to address the materiality impact on Income From Continuing Operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or the undersigned at (202) 551-3295 if you have questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant